UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On September 19, 2023, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors relating to the issuance and sale of an aggregate of (a) 25,000 Series A convertible preference shares of the Company (the “Preference Shares”), with such preferences, rights, and limitations as set forth in the Certificate of Designation (the “Certificate of Designation”), and (b) Series A ordinary share purchase warrants to purchase 20,000,000 ordinary shares of the Company (the “Warrants”) to certain of such investors (the “Offering”). The ordinary shares underlying the Preference Shares and the Warrants are known as the “Underlying Shares.” Each Preference Share and accompanying Warrant were sold together to the investors at an offering price of $1,000. The Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended.

The Preference Shares are convertible into ordinary shares of the Company at any time after the date of issuance at an initial conversion price of $1.25 per share. A holder of Preference Shares may not convert any Preference Shares, which, upon giving effect to such conversion, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the conversion, or (ii) the combined voting power of the Company’s securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of the Company’s securities then outstanding immediately after giving effect to such conversion.

The Warrants are exercisable at any time after the date of issuance at an exercise price of $1.50 per ordinary share. A holder of a Warrant may not exercise such Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. The Company, with the consent of the holder, may call and cancel the Warrants at a price of $0.50 per ordinary share if the VWAP (as defined in the Warrant) is at least 300% of the then in effect Exercise Price (as defined in the Warrant), subject to additional limitations set forth in the Warrant.

On September 20, 2023, the Company issued a press release entitled “Gorilla Announces $25 Million Registered Direct Offering of Convertible Preferred Stock”. A copy of the press release is filed as Exhibit 99.7 to this Report of Foreign Private Issuer on Form 6-K.

The closing of the Offering occurred on September 21, 2023 and the Company received net proceeds of $23.5 million, after deducting placement agent fees but before paying estimated offering expenses. The Offering was made pursuant to the shelf registration statement on Form F-3 (File No. 333-274053) previously filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 and declared effective by the SEC on August 29, 2023.

Cantor Fitzgerald & Co. and A.G.P./Alliance Global Partners acted as co-lead placement agents for the Offering.

In addition, in connection with the Offering, the Company and directors and executive officers of the Company entered into lock-up agreements (the “Lock-Up Agreements”), which each provide for a 60-day lockup period, subject to customary exceptions.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designation, the Warrants and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the Certificate of Designation, the form of Warrant and the form of Lock-Up Agreement, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein. A copy of the opinion of Travers Thorp Alberga relating to the legality of the issuance and sale of the Preference Shares and Underlying Shares in the Offering is filed as Exhibit 99.5 to this Report of Foreign Private Issuer on Form 6-K. A copy of the opinion of Pillsbury Winthrop Shaw Pittman LLP relating to the legality of the issuance and sale of the Warrants in the Offering is filed as Exhibit 99.6 to this Report of Foreign Private Issuer on Form 6-K.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053 and 333-267838) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: September 21, 2023	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Form of Securities Purchase Agreement.

99.2	Certificate of Designation, dated September 19, 2023

99.3	Form of Warrant (included in Exhibit 99.1)

99.4	Form of Lock-Up Agreement (included in Exhibit 99.1)

99.5	Opinion of Travers Thorp Alberga, regarding the legality of the Preference Shares and Underlying Shares (including consent)

99.6	Opinion of Pillsbury Winthrop Shaw Pittman, regarding the legality of the Warrants (including consent)

99.7	Press release dated September 20, 2023

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